                                                                    EXHIBIT 99.1

                                                                   [OLICOM LOGO]


                    OLICOM REPORTS THIRD QUARTER 2002 RESULTS


COPENHAGEN, DENMARK, OCTOBER 23, 2002 - Olicom A/S (OTC Bulletin Board: OLCMF) ("Olicom" or "the Company") today announced a net loss for the quarter of 6.9 million Danish kroner ("DKK"), or US$ 0.9 million. The loss per share was DKK 0.41, or US$ 0.05 per share. For the first nine months of 2002 the Company reported a net loss of DKK 18.3 million, or US$ 2.43 million. The loss per share during this period was DKK 1.07, or US$ 0.14. All amounts expressed in dollars are calculated at the September 30, 2002, rate of exchange between the US dollar and the Danish krone.

As of September 30, 2002, Olicom had cash and restricted cash of DKK 112.4 million, or US$ 14.9 million. Shareholders' equity was DKK 226.2 million, or US$
30.0 million, at the end of September 2002, corresponding to DKK 13.34 per share, or US$ 1.77 per share.

As announced previously, with effect from this fiscal year, it was decided to change Olicom's accounting policy in order to better be able to present a fair view of the Company's assets, financial position and results. The Company's assets are now assessed by the estimated market value ("current value").

For comparison reasons, the Company's financial statements for 2001 have been adjusted in accordance with the new accounting policy. The adjusted financial statements record shareholders' equity at year-end 2001 to be DKK 244.3 million, or US$ 32.4 million, corresponding to DKK 16.3 million, or US$ 2.2 million, more than reported in the financial statements for 2001.

The first 9 months results of 2002 were affected unfavourably by valuation adjustments of portfolio companies of DKK 19.1 million, or US$ 2.5 million, of which DKK 10.8 million, or US$ 1.4 million, relate to actual loss on settled investments, whereas DKK 8.3 million, or US$ 1.1 million, is valuation adjustments reflecting the estimated market value of the investments. The result is affected positively by DKK 8.2 million, or US$ 1.1 million, from a continuously more favourable than expected settlement of undertakings of Olicom's former businesses.

During the 3rd quarter, in general, Olicom's portfolio companies have developed as expected. In September, Interactive Television Entertainment (ITE) released "The Evil Mirror", its latest Hugo-game, which has been very well received by both critics and audiences. Sifira, a supplier of advanced message services to telephone service providers, still meets strong interest among potential customers and is expected to enter into further supply agreements within 2002.

Olicom's two Swedish portfolio companies, Decuma and Scalado, are both among the 20 European companies that were nominated winners of the European Information Society Technology (IST) Prize 2003 in September. The IST-Prize is awarded by the EU Commission and the European Council of Applied Sciences and Engineering (Euro-CASE). Every year, the prize is awarded the 20 most innovative European IT-products. This year, 437 companies from 27 countries participated. Decuma was awarded the prize for its unique handwriting recognition technology, while Scalado was awarded the prize for its Image-Zoom, which enables the effective display of interactive images over the Internet and mobile Internet.

The very low activity of the market for mobile data solutions led to the decision to close down the portfolio company GoPinocchio in September as it was estimated that it would not be possible to make operations profitable in the near future. At June 30, 2002, Olicom's investment in GoPinocchio was written off, and thereby the closing down has not had any impact on the results for the 3rd quarter, 2002.

Olicom maintains its expectation of a net loss for the full year of approximately DKK 20 million, or US$ 2.7 million. Steps have been taken to identify exit opportunities for some of the portfolio companies, but it is Olicom's position that the significant uncertainty linked to estimates of both timing of and proceeds from possible exits, means that out of prudence such possible exits cannot be included in the estimated results.

"Like most of our colleagues in the VC industry, we currently focus on the continued development of our existing portfolio companies", says Boje Rinhart, President and CEO of Olicom. " Taking the market conditions into consideration, I am content that the development in many of the companies look promising. We see the awarding of the prestigious IST-Prize to both Decuma and Scalado as a pleasant recognition of Olicom's focus on unique technology".

On the basis of a provisional notification from SEC, Olicom now expects that the deregistration of the Company's common shares in the United States will not be executed as fast as hoped for. Olicom will continue its efforts for the purpose of getting approval of its deregistration.


ABOUT OLICOM

Olicom initiates or participates in the development of new products and services that leverage leading-edge communications technologies, primarily with a focus on satisfying the needs of mobile data communication users. Business opportunities are identified both through Olicom's internal research and through the solicitation of ventures with start-up companies, which are offered seed and venture financing and access to the Company's established business network and infrastructure. More information about Olicom is available from the Company's SEC filings or by contacting the Company directly. Information is also available on the Company's Web site at www.olicom.com.


Olicom is a registered trademark.


Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company's current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company's new strategic direction; the Company's need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company's business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom's periodic filings with the U.S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company's business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.

CONTACT INFORMATION:
-------------------
Boje Rinhart, CEO
Olicom A/S
+45 (45) 27 00 00
bri@olicom.com


                  Statements of Income and Balance Sheet follow

                                   OLICOM A/S
                  Condensed Consolidated Statements of Income
                  (In thousands except for amounts per share)


                                                            NINE MONTHS                              THREE MONTHS
                                                         ENDED SEPTEMBER 30,                      ENDED SEPTEMBER 30,
                                                  2001          2002          2002          2001          2002            2002
                                                --------      --------      --------      --------      --------      -----------
                                                                          CONVENIENCE                                 CONVENIENCE
                                                                          TRANSLATION                                 TRANSLATION
                                                                              USD                                         USD
                                               (Unaudited)   (Unaudited)   (Unaudited)  (Unaudited)    (Unaudited)     (Unaudited)
VALUATION ADJUSTMENTS, AFFILIATED COMPANIES      (14,949)      (19,101)     $ (2,536)      (12,458)       (5,159)      $   (685)

GROSS PROFIT                                     (14,949)      (19,101)       (2,536)      (12,458)       (5,159)          (685)
                                                --------      --------      --------      --------      --------       --------

OPERATING EXPENSES
    General and administrative                    13,186        12,823         1,702         3,804         4,362            579
    Restructuring charges                         (3,657)       (7,920)       (1,051)       (3,213)         (349)           (46)
                                                --------      --------      --------      --------      --------       --------
    Total operating expenses                       9,529         4,903           651           591         4,013            533
                                                --------      --------      --------      --------      --------       --------

INCOME/(LOSS) FROM OPERATIONS BEFORE
INTEREST AND INCOME TAXES                        (24,478)      (24,004)       (3,187)      (13,049)       (9,172)        (1,218)

    Income from sale of activities                 3,018           250            33           562           164             22
    Interest income and other, net                 6,612         5,491           729         2,140         2,121            281
                                                --------      --------      --------      --------      --------       --------

INCOME/(LOSS) BEFORE INCOME TAXES                (14,848)      (18,263)       (2,425)      (10,347)       (6,887)          (915)
    Income taxes                                  (1,230)           43             6          (635)           13              2
                                                --------      --------      --------      --------      --------       --------


NET INCOME/(LOSS)                                (13,618)      (18,306)     ($ 2,431)       (9,712)       (6,900)      $   (917)
                                                --------      --------      --------      --------      --------       --------


EARNINGS/(LOSS) PER SHARE, BASIC                   (0.78)        (1.07)     ($  0.14)        (0.56)        (0.41)      $  (0.05)
                                                ========      ========      ========      ========      ========       ========


EARNINGS/(LOSS) PER SHARE, DILUTED                 (0.78)        (1.07)     ($  0.14)        (0.56)        (0.41)      $  (0.05)
                                                ========      ========      ========      ========      ========       ========

WEIGHTED AVERAGE SHARES OUTSTANDING
INCLUDING COMMON STOCK EQUIVALENTS, BASIC         17,361        17,068        17,068        17,314        16,953         16,953
                                                ========      ========      ========      ========      ========       ========

WEIGHTED AVERAGE SHARES OUTSTANDING
INCLUDING COMMON STOCK EQUIVALENTS, DILUTED       17,361        17,068        17,068        17,314        16,953         16,953
                                                ========      ========      ========      ========      ========       ========

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 7.5329 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars


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                                   OLICOM A/S

                      Condensed Consolidated Balance Sheets
                                 (in thousands)

                                                            DECEMBER 31     SEPTEMBER 30     SEPTEMBER 30
                                                               2001             2002             2002
                                                            -----------     ------------     ------------
                                                                                             CONVENIENCE
                                                                                             TRANSLATION
                                                                DKK             DKK               USD
ASSETS                                                       (Audited)       (Unaudited)      (Unaudited)
Current assets:
          Cash                                                  148,288          108,964     $     14,465
          Restricted cash                                        21,679            3,393              450
          Outstanding amounts, affiliated companies              24,589           35,342            4,692
          Accounts receivable                                       638              227               30
          Prepaid expenses and other current assets              28,767            4,578              608
                                                            -----------     ------------     ------------
Total current assets                                            223,961          152,504           20,245

Long-term assets                                                  3,677            2,802              372

          Investments, property and equipment, net                  969              402               53
          Outstanding amounts, affiliated companies                   0           10,000            1,328
          Investments in affiliated companies                    58,291           88,407           11,736
                                                            -----------     ------------     ------------

TOTAL ASSETS                                                    286,898          254,115     $     33,734
                                                            ===========     ============     ============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
          Accounts payable and accrued liabilities               12,433           10,293     $      1,367
                                                            -----------     ------------     ------------
Total liabilities                                                12,433           10,293            1,367

Provisions:
          Restructuring charges                                  30,118           17,606            2,337
                                                            -----------     ------------     ------------
Total provisions                                                 30,118           17,606            2,337

Shareholders' equity                                            244,347          226,216           30,030

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      286,898          254,115     $     33,734
                                                            ===========     ============     ============

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 7.5329 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars

INVESTMENT IN AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2002


COMPANY                                   SHAREHOLDING               INVESTMENT
                                          (NON DILUTED)              (DKK 1,000)
                                          -------------              -----------
Danacell A/S                                       16.7%                   1,229
Decuma AB                                          14.1%                   9,759
Hymite A/S                                         19.3%                  13,000
ITE ApS                                           100.0%                  22,081
LH Comlog A/S                                      22.5%                  12,500
Mobite A/S                                         17.2%                   8,238
Scalado AB                                         22.2%                   6,439
Sifira A/S                                         57.2%                  17,961
T-Pack A/S                                         18.4%                   5,500
INVESTMENTS IN TOTAL                                                      96,707
Write-down                                                                (8,300)
Write-up                                                                       0
Investments in Affiliated Companies                                       88,407